Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April 6, 2009

and the Prospectus Supplement dated April 6, 2009 — No. 528

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$2,500,000
Buffered Commodity-Linked Notes due 2015
(Linked to a Basket of Gold and Silver)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (September 10, 2015, subject to adjustment) is based on the performance of a weighted basket (which we refer to as the basket) comprised of the change in the price of two commodities, gold and silver (which we refer to as the basket underliers), as measured from the trade date (September 2, 2010) to and including the determination date (September 2, 2015, subject to adjustment). The basket underliers have the following weighting percentages: the price of gold (60%) and the price of silver (40%). If the basket return (defined below) is less than -25.00% (the final basket level is less than the initial basket level by more than 25.00%), you would lose a portion of your investment in the notes, and may lose your entire investment, depending on the performance of the basket. Additionally, the amount you may receive on your notes at maturity is subject to a maximum settlement amount of $2,300.00 for each $1,000 face amount of your notes.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (determined on the determination date, subject to adjustment) from the initial basket level (which is equal to 100), which we refer to as the basket return.

The basket return will be determined as follows: First, we will subtract the initial basket level from the final basket level (determined on the determination date, subject to adjustment). Then, we will divide the result by the initial basket level, and express the resulting fraction as a percentage. The final basket level will equal the sum of (1) the final basket underlier level for the price of gold times its weighting multiplier plus (2) the final basket underlier level for the price of silver times its weighting multiplier. The basket return may reflect a positive return (based on any increase in the basket level over the life of the notes) or a negative return (based on any decrease in the basket level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the basket return is positive (the final basket level is greater than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the basket return, subject to the maximum settlement amount;

•

if the basket return is zero or negative but not below -25.00% (the final basket level is less than or equal to the initial basket level but not by more than 25.00%), you will receive an amount in cash equal to $1,000; or

•

if the basket return is negative and is below -25.00% (the final basket level is less than the initial basket level by more than 25.00%), you will receive an amount in cash that is equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.3333 times (b) the sum of the basket return plus 25.00% times (c) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the basket level on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 25% between the initial basket level and the final basket level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to the maximum settlement amount of $2,300.00. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-16.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September 2, 2011. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-9 so that you may better understand those risks.

Original issue date (settlement date):	September 10, 2010	Original issue price:	100% of the face amount
Underwriting discount:	0.35% of the face amount	Net proceeds to the issuer:	99.65% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated September 2, 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “notes”. Each of the notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-16. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Basket: the price of gold and the price of silver, each, a Basket Underlier, and together, the Basket Underliers

Basket Underliers: the London PM Gold Fixing by the London Bullion Market Association (Bloomberg: “GOLDLNPM”) (or any official successor thereto), as published on any trading day; and the London Silver Market Fixing by the London Bullion Market Association (Bloomberg: “SLVRLN”) (or any official successor thereto), as published on any trading day see “Basket Underliers” on page S-17

Face amount: each note will have a face amount of $1,000; $2,500,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final basket level is greater than or equal to the cap price, an amount equal to the maximum settlement amount;

•

if the final basket level is greater than the initial basket level but less than the cap price, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the basket return;

•	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, the $1,000 face amount;

•

If the final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Final basket level: the sum of the products, as calculated for each basket underlier, of the final basket underlier level for each basket underlier on the determination date multiplied by the weighting multiplier for each such basket underlier

Basket return: the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Weighting percentage: 60%, with respect to the price of gold; and 40%, with respect to the price of silver

Weighting multiplier: for each basket underlier, the quotient of (i) the product of the initial basket level times the weighting percentage for such basket underlier divided by (ii) the initial basket underlier level for such basket underlier

Initial basket underlier level: with respect to each basket underlier, the level of such basket underlier, expressed in U.S. dollars is set forth in the table below:

Basket Underlier	Initial Basket Underlier Level
Price of gold	1,250.00
Price of silver	19.55

Final basket underlier level: with respect to each basket underlier, the level of such basket underlier on the determination date

Buffer level: 75.00% of the initial basket level

Buffer amount: 25.00%

Buffer rate: the quotient of the initial basket level divided by the buffer level, which equals approximately 133.33%

Cap price: 230.00% of the initial basket level

Maximum settlement amount: $2,300.00

Trade date: September 2, 2010

Original issue date (settlement date): September 10, 2010

Stated maturity date: September 10, 2015, subject to postponement as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Stated Maturity Date” on page S-17

Determination date: September 2, 2015, subject to postponement as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Determination Date” on page S-18

Business day: as described on page S-19

Trading day: as described on page S-19

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman Sachs International

CUSIP no.: 38143UMP3

ISIN no.: US38143UMP39

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final basket levels or hypothetical final basket underlier levels, as applicable, on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels that are entirely hypothetical; no one can predict what the price of the basket will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the price of gold and the price of silver have changed considerably in relatively short periods — and their prices cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the basket underliers. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page S-9. The information in the table also reflects the key terms and assumptions provided in the box below.

Key Terms and Assumptions

Face amount	$1,000

Cap price	230.00% of the initial basket level

Maximum settlement amount	$2,300.00

Buffer level	75.00%

Buffer rate	approximately 133.33%

Buffer amount	25.00%

Neither a market disruption event with respect to the basket underliers nor a non-trading day occurs or is continuing on the originally scheduled determination date

Notes purchased on original issue date and held to the stated maturity date

For these reasons, the actual price of the basket underliers over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of the basket underliers shown elsewhere in this prospectus supplement. For information about the historical prices of the basket during recent periods, see “Historical Basket Underlier Levels” below. Before investing in the notes, you should consult publicly available information to determine the prices of the basket underliers between the date of this prospectus supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The prices in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final basket level

(expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as % of Initial Basket level)	Hypothetical Payment Amount (as % of Face Amount)
250.00%	230.00%
240.00%	230.00%
230.00%	230.00%
200.00%	200.00%
175.00%	175.00%
150.00%	150.00%
125.00%	125.00%
100.00%	100.00%
95.00%	100.00%
85.00%	100.00%
80.00%	100.00%
75.00%	100.00%
70.00%	93.33%
50.00%	66.67%
25.00%	33.33%
0.00%	0.00%

If, for example, the final basket level were determined to be 25.00% of the initial basket level, the payment amount that we would deliver on your notes at maturity would be 33.33% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 66.67% of your investment. In addition, if the final basket level were determined to be 250.00% of the initial basket level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 230.00% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final basket level over 230.00% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical prices shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 75.00% (the section left of the 75% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than 230.00% (the section right of the 230.00% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on the prices of the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” on page S-10.

Key Terms and Assumptions
Face amount	$1,000

Cap price	230.00% of the initial basket level

Maximum settlement amount	$2,300.00

Initial basket level	100

Weighting percentage for the price of gold	60%

Weighting percentage for the price of silver	40%

Initial basket underlier level for the price of gold	1250.00

Initial basket underlier level for the price of silver	19.55

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the basket underliers or the method by which the basket underliers are calculated

Notes purchased on original issue date and held to the stated maturity date

Example 1. The final basket level is greater than the cap price. The cash settlement amount equals the maximum settlement amount.

Column A Hypothetical Closing Level of the Price of Gold	Column B Hypothetical Closing Level of the Price of Silver	Column C The product of Column A times the Weighting Multiplier for the Price of Gold	Column D The product of Column B times the Weighting Multiplier for the Price of Silver	Column E The sum of Columns C and D
3125.00	48.88	150	100	250

Since the hypothetical final basket level in this example exceeds the cap price of 230.00% of the initial basket level, the cash settlement amount will equal the maximum settlement amount, or $2,300.00.

Example 2. The final basket level is greater than the initial basket level, but less than the cap price. The cash settlement amount exceeds the $1,000 face amount.

Column A Hypothetical Closing Level of the Price of Gold	Column B Hypothetical Closing Level of the Price of Silver	Column C The product of Column A times the Weighting Multiplier for the Price of Gold	Column D The product of Column B times the Weighting Multiplier for the Price of Silver	Column E The sum of Columns C and D
1875.00	29.33	90	60	150

Since the hypothetical final basket level in this example exceeds the initial basket level of 100 but is less than the cap price of 230.00% of the initial basket level, the cash settlement amount will equal the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the basket return of 50%, which will equal $1,500.00.

Example 3. The final basket level is less than the initial basket level but above the buffer level. The cash settlement amount equals the $1,000 face amount.

Column A Hypothetical Closing Level of the Price of Gold	Column B Hypothetical Closing Level of the Price of Silver	Column C The product of Column A times the Weighting Multiplier for the Price of Gold	Column D The product of Column B times the Weighting Multiplier for the Price of Silver	Column E The sum of Columns C and D
1125.00	17.60	54	36	90.00

Since the hypothetical final basket level in this example is less than the initial basket level of 100 but above the buffer level, the cash settlement amount will equal the $1,000 face amount.

Example 4. The final basket level is less than the initial basket. The cash settlement amount is below the $1,000 face amount and potentially could be $0.

Column A Hypothetical Closing Level of the Price of Gold	Column B Hypothetical Closing Level of the Price of Silver	Column C The product of Column A times the Weighting Multiplier for the Price of Gold	Column D The product of Column B times the Weighting Multiplier for the Price of Silver	Column E The sum of Columns C and D
625.00	9.78	30	20	50.00

Since the hypothetical final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return of -50.00% plus the 25.00% buffer amount, the cash settlement amount will equal approximately $666.68.

Example 5. The final basket level is less than the initial basket. The loss in one basket underlier offsets the gain in the other basket underlier. The cash settlement amount is below the $1,000 face amount and potentially could be $0.

Column A Hypothetical Closing Level of the Price of Gold	Column B Hypothetical Closing Level of the Price of Silver	Column C The product of Column A times the Weighting Multiplier for the Price of Gold	Column D The product of Column B times the Weighting Multiplier for the Price of Silver	Column E The sum of Columns C and D
1375	1.96	66	4	70

Since the hypothetical final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return of -30.00% plus the 25.00% buffer amount, the cash settlement amount will equal approximately $933.34.

We cannot predict the actual final basket level on the determination date or the market value of your notes, nor can we predict the relationship between the basket underlier levels and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final basket level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in gold or silver. You should carefully consider whether the notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through September 2, 2011. After September 2, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes, at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit rating or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

You can lose all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the basket return as measured by comparing the initial basket level of 100 the final basket level on the determination date. If the final basket level on the determination date is less than the buffer amount, you will have a loss for each $1,000 of the face amount of your notes equal to the product of 1.3333 times the sum of the basket return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Linking the Return on the Notes to a Basket of Underliers Instead of a Single Underlier May Lower the Return on Your Investment

Because the payment amount at maturity will be based on the performance of each of the basket underliers, a significant appreciation of one basket underlier from the trade date to the determination date may be substantially or entirely offset by the depreciation of the other basket underlier during the same time period.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the basket underliers over the life of your notes will be limited because of the cap price, which is equal to 230.00% of the initial basket level. The cap price will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price of the basket underliers may rise beyond the cap price over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the basket underliers.

The Amount Payable on Your Notes Is Not Linked to the Price of the Basket Underliers at Any Time Other Than the Determination Date

The final basket level will be based on the final basket underlier levels on the determination date (subject to adjustment as described elsewhere in this prospectus supplement). Therefore, even if the price of the basket underliers had gone up prior to the determination date, if the price of the basket underliers dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the prices of the basket underliers prior to such drop in the prices of the basket underliers. Although the actual basket underliers on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

There Are Risks Associated with a Concentrated Investment in Gold and Silver

The payment at maturity on the notes is linked exclusively to the price of the basket underliers and not to a diverse basket of commodities or a broad-based commodity index. The price of the basket underliers may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of two commodities, the notes may carry greater risk and may be more volatile than a security linked to the prices of additional commodities or a broad-based commodity index.

The Market Value of Your Notes May Be Influenced by Many Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the basket underliers relative to the cap price and the initial basket level and the maximum settlement amount;

•	the volatility — i.e., the frequency and magnitude of changes in the price of the basket underliers;

•	economic, financial, regulatory and political, military or other events that affect commodity markets generally and the market segments of which the basket underliers are a part, and which may affect the basket underliers;

•	interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the basket underliers based on historical changes in the basket underliers. The actual changes in the basket underliers over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical prices of the basket underliers or to the hypothetical return examples shown elsewhere in this prospectus supplement.

The Price of the Basket Underliers May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

The price of the basket underliers have fluctuated widely in recent years. Among the factors that may affect the basket underliers and the value of your notes in varying ways are:

•

global supply and demand of the basket underliers, which is influenced by such factors as forward selling by gold and/or silver producers, purchases made by gold and/or silver producers to unwind hedge positions, central bank purchases and sales, and production and cost levels in major gold and silver-producing countries;

•	investors’ expectations with respect to the rate of inflation;

•	currency exchange rates;

•	interest rates;

•	governmental programs and policies;

•	investment and trading activities of hedge funds and commodity funds; and

•	global or regional political, economic or financial events and situations.

Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of Gold or Silver, Which Could Affect the Price of the Basket Underliers and May Adversely Affect the Value of An Investment in the Notes

Many investors, institutions, governments and others purchase and sell gold and/or silver as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of the basket underliers by market participants may affect the price of the basket underliers, which could adversely affect the value of an investment in the notes.

Substantial Sales of the Basket Underliers by Governments or Public Sector Entities Could Result in Price Decreases, Which Would Adversely Affect the Value of an Investment in the Notes

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold basket underliers as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell the basket underliers, in a coordinated or uncoordinated manner, the resulting purchases could cause the price of the basket underliers to decrease substantially, which could adversely affect the value of an investment in the notes.

An Investment in the Notes is Subject to Risks Associated with the London Bullion Market Association and the London Bullion Market

Gold and Silver are traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (“LBMA”) quote prices. Investments in commodities that are traded on non-U.S. markets involve risks associated with the markets in those countries, including risks of volatility and governmental intervention in those markets. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the U.K. Financial Services Authority and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for the basket underliers, and consequently the final basket level, as well as the value of the notes, may be affected. The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

You Will Not Have Any Rights Against the Publishers of the Price of Gold and the Price of Silver

You will have no rights against the publishers of the price of gold and the price of silver, even though the amount you receive at maturity, if any, will depend on the percentage change in the price of gold and the price of silver from the trading date to the determination date. The publishers of the price of gold and the price of silver are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes. You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold, silver or options, swaps or futures, based upon the price of gold and the price of silver.

If the Price of the Basket Underliers Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from changes in the price of the basket underliers. Changes in the price of the basket underliers may not result in a comparable change in the market value of your notes. In part, this is because your notes are subject to a maximum settlement amount, which is equal to $2,300.00. The market value of your notes likely will be less than it would have been had your notes not been subject to a maximum settlement amount. Even if the price of either of the basket underliers increases above the initial price of the basket underliers during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Recent Legal and Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes

The United States Congress recently enacted comprehensive legislation that will substantially affect the regulation of the commodity and futures markets. The legislation will also require the regulators to adopt regulations to implement the legislation, and the nature and scope of the regulations cannot yet be determined. However, it is likely that the legislation and any new rules will, among other things, impose limits on the size of positions that can be held by market participants, which could limit the ability of market participants to participate in the commodity and futures markets to the extent and at the levels that they have in the past. These factors may have the effect of reducing liquidity in these markets and affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities and futures markets. These changes could impact the price and volatility of gold and/or silver which could in turn adversely affect the return on and the value of your notes.

Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to the Basket Underliers and Contracts Related to the Basket Underliers May Adversely Affect the Value of Your Notes

Goldman, Sachs & Co. and its affiliates actively trade physical basket underliers, commodities contracts on basket underliers and options on commodities contracts on basket underliers, over-the-counter contracts on basket underliers and other instruments and derivative products based on numerous other commodities. Goldman, Sachs &

Co. and its affiliates also trade instruments and derivative products based on the price of the basket underliers. Trading in any of the foregoing by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of the basket underliers which could in turn affect the return on and the value of your notes.

Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the value of the basket underliers.

Although we are not obligated to do so, we expect to hedge our obligations under the notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns linked to gold or silver.

You Have No Rights with Respect of the Basket Underliers or Rights to Receive Any Basket Underlier

Investing in your notes will not make you a holder of either of the basket underliers. Neither you nor any other holder or owner of your notes will have any rights with respect of the basket underliers. Any amounts payable on your notes will be made in cash, and you will have no right to receive the basket underliers.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the basket underliers and basket underlier contracts that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. These trading activities, if they influence the price of the basket underliers or any other factor that may affect the amount that may be paid on the stated maturity date could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive on the Stated Maturity Date

As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the final basket level on the determination date, which we will use to determine the amount we will pay, if any, on the stated maturity date; market disruption events; non-trading days; the determination date; the stated maturity date; the default amount and any amount payable on your notes. See “Specific Terms of Your Notes” below. The calculation agent also has discretion in making certain adjustments relating to discontinuation of the price of each of the basket underliers. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Suspensions or Disruptions of Market Trading in the Basket Underliers May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors.

If a market disruption event has occurred with respect to the price of the basket underlier, the calculation agent will determine the final basket level as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below. Under the circumstances described above, the price of each of the basket underliers and the value of your notes may be adversely affected.

If a market disruption event with respect to the basket underlier has not ceased by the last possible day, the determination date may be postponed, the calculation agent will calculate the final basket level and the amount payable on your notes on the determination date as described under “Specific Terms of Your Notes — Consequences of a Market

Disruption Event” below. Accordingly, the calculation of your payment may be delayed beyond what would otherwise be the determination date and may be subject to the judgment of the calculation agent.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on the date that would otherwise be the determination date, a market disruption event with respect to the price of either of the basket underliers has occurred or is continuing or that day is not a trading day, the determination date will be postponed until the first trading day on which the market disruption event with respect to the price of the basket underlier(s) that has ceased. In no cases, however, will such applicable date be postponed by more than five scheduled business days from the originally scheduled determination date. Moreover, if the determination date is postponed to the last possible day, but the market disruption event with respect to the price of the applicable basket underlier(s) has not ceased by that day or that day is not a trading day, that day will nevertheless be the determination date. In such a case, the calculation agent will determine the final basket level based on the procedures described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal

Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, legislation was introduced that, if enacted, would have required holders of instruments such as your notes, purchased after the bill was enacted to accrue interest income over the life of the notes despite the fact that there may be no interest payments over the life of the notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-26 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to the Medium-Term Notes, Series D program, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the front cover page and in “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the trade date, at issue prices, underwriting discounts or commissions and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuances and sales of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Basket Underliers

The Price of Gold and the Price of Silver.

In this prospectus supplement, when we refer to the price of gold, we mean The London PM Gold Fixing by the London Bullion Market Association (Bloomberg: “GOLDLNPM”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of Gold” below.

In this prospectus supplement, when we refer to the price of silver, we mean The London Silver Market Fixing by the London Bullion Market Association (Bloomberg: “SLVRLN”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” below.

Payment on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount. The cash settlement amount will equal:

•	if the final basket level is greater than or equal to the cap price, an amount equal to the maximum settlement amount;

•

if the final basket level is greater than the initial basket level but less than the cap price, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the basket return;

•	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, the $1,000 face amount;

•	If the final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount.

The initial basket level is 100. The calculation agent will determine the final basket level, which will be the sum of the products, as calculated for each basket underlier, of the final basket underlier level for each basket underlier on the determination date multiplied by the weighting multiplier for each such basket underlier, subject to adjustment in certain circumstances described under “— Consequences of a Market Disruption Event” and “— Discontinuance of the Price of the Basket Underlier” below.

The price of gold weighting percentage is 60%. The price of silver weighting percentage is 40%. The initial basket underlier level of gold is 1,250.00. The initial basket underlier level of silver is 19.55. The calculation agent will determine the weighting multiplier for each basket underlier, which will be the quotient of the product of the initial basket level times the weighting percentage for such basket underlier divided by the initial underlier level for such basket underlier.

The cap price is 230.00% of the initial basket level. The maximum settlement amount is $2,300.00 for each $1,000 face amount.

The basket return will equal the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

The amount payable on your notes on the stated maturity date, if any, will be based on the price of the basket underliers on the determination date (subject to adjustment), which we call the final basket level. If the final basket level is greater than the initial basket level — i.e., the basket return is positive due to an increase in the price of the basket underliers — you will participate in any such increase, subject to the maximum settlement amount. On the other hand, a percentage decrease of more than 25% between the initial basket level and the final basket level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, and could potentially be $0.

Stated Maturity Date

The stated maturity date is September 10, 2015, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Determination Date

The determination date is September 2, 2015, unless the calculation agent determines that a market disruption event with respect to the basket underlier occurs or is continuing on that day or that day is otherwise not a trading day. In that event, the determination date will be the day on which the price of the applicable basket underlier is available, as described in “— Consequences of a Market Disruption Event” below. In no event, however, will the determination date be postponed by more than five scheduled business days. The determination date for your notes will not occur on a day that is not a trading day, except as described in the immediately preceding sentence.

Consequences of a Market Disruption Event

If a market disruption event relating to the basket underlier occurs or is continuing on the originally scheduled determination date (if that day is not a trading day, then the following trading day), the basket level shall instead be determined by the Calculation Agent as follows: (a) with respect to the basket underlier not affected by a market disruption event, the basket underlier level shall be based on the price set by the London Bullion Market Association on such a trading day, (b) with respect to the basket underlier affected by a market disruption event, the calculation agent will calculate the final basket level by using the basket underlier price on the first succeeding trading day on which no market disruption event occurs or is continuing with respect of that basket underlier; provided that, if such day occurs more than five scheduled business days after the originally scheduled determination date, the calculation agent shall determine the basket underlier on the sixth scheduled business day after the originally scheduled determination date, as described under “— Discontinuance of the Price of Basket Underlier” below.

Discontinuance of the Price of the Basket Underlier

If the price of the basket underlier is not available on the last possible determination date because of a market disruption event or for any other reason, such final basket underlier level and the amount payable on the stated maturity date shall be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

All determinations and adjustments to be made by the calculation agent as described in this prospectus supplement with respect to the price of the basket underliers may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and

“— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations in connection with the notes regarding the price of the basket underliers, market disruption events, discontinuance of the price of a basket underlier, business days, trading days, postponement of the determination date and the stated maturity date, the final basket level, the basket return, the default amount and the amount in cash, if any, to be paid on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman Sachs International, our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provision

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which (1) the London

Bullion Market Association is open for business, (2) the calculation agent in London is open for business, and (3) the offices of Goldman, Sachs & Co. in New York are open for business.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event on any given day:

•

the material limitation, suspension, or disruption of trading in one or more of the basket underliers which results in a failure by the London Bullion Market Association to report a fixing price for such basket underlier on the day on which such event occurs or any succeeding day on which it continues; or

•

the settlement price for any basket underlier is a “limit price”, which means that the fixing price for such basket underlier for a day has increased or decreased from the previous day’s fixing price by the maximum amount permitted by the London Bullion Market Association rules; or

•	the failure of the London Bullion Market Association or other price source to announce or publish the London PM Gold Fixing or the London Silver Market Fixing.

USE OF PROCEEDS AND HEDGING

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of basket underliers, listed or over-the-counter options, futures, and other instruments linked to basket underliers and indices designed to track the performance of the relevant basket underlier markets or components of such markets on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the offered notes and perhaps in connection with other commodity- or index-linked notes we issue, some of which may have returns linked to the basket underliers. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the basket underliers,

•	may take or dispose of positions in basket underliers or contracts relating thereto,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on the basket underliers designed to track the performance of the relevant commodities markets or components of such markets, and/or

•	may take short positions in the basket underliers or other securities or instruments of the kind described above — i.e., we and/or our affiliates may sell securities, instruments or commodities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the basket underliers. We expect these steps to involve sales of instruments linked to basket underliers on or shortly before the determination date. These steps also may involve sales and/or purchases of basket underliers, or listed or over-the-counter options, futures or other instruments linked to the basket underliers or indices designed to track the performance of the basket underliers. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above, including not acquiring any positions. Investors will not have knowledge about our hedging positions.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs & Co. or Its Affiliates Relating to the Basket Underliers and Contracts Related to the Basket Underlier May Adversely Affect the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

BASKET UNDERLIERS

We have derived all information regarding the price of gold and the price of silver contained in this prospectus supplement from publicly available information, without independent verification.

Price of Gold

In this prospectus supplement, when we refer to the price of gold, we mean The London PM Gold Fixing by the London Bullion Market Association (the “Gold Fixing”) (Bloomberg: “GOLDLNPM”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of the Basket Underlier” above.

The Gold Fixing is an internationally accepted benchmark for gold prices, which has been published under the auspices of the London Bullion Market Association (the “LBMA”) since 1919. It is conducted by telephone daily at approximately 3:00 p.m., London time, by the five Gold Fixing Members of the LBMA, all of whom are market making members of the LBMA: Bank of Nova Scotia – ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, NA and Société Generale. The Gold Fixing price is quoted in U.S. dollars per troy ounce of gold.

To arrive at the Gold Fixing price, clients place orders with the dealing rooms of the Fixing Members, who net all orders before communicating their interest to their representative at the Gold Fixing. The price is then adjusted to reflect whether there are more buyers or sellers at a given price until such time as supply and demand is seen to be balanced. Throughout the proceedings customers may change their orders, and the Gold Fixing cannot be concluded while order changes are outstanding.

Price of Silver

In this prospectus supplement, when we refer to the price of silver, we mean The London Silver Market Fixing by the London Bullion Market Association (the “Silver Fixing”) (Bloomberg: “SLVRLN”) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance of the Price of a Basket Underlier” above.

The Silver Fixing is an internationally accepted benchmark for silver prices, which has been published under the auspices of the London Bullion Market Association (the “LBMA”) since 1897. It is conducted by telephone daily at approximately 12:00 p.m., London time, by the three Silver Fixing Members of the LBMA, all of whom are market making members of the LBMA: Bank of Nova Scotia – ScotiaMocatta, Deutsche Bank AG and HSBC Bank USA. The Silver Fixing price is quoted in U.S. dollars per troy ounce of silver.

To arrive at the Silver Fixing price, clients place orders with the dealing rooms of the Fixing Members, who net all orders before communicating their interest to their representative at the Silver Fixing. The price is then adjusted to reflect whether there are more buyers or sellers at a given price until such time as supply and demand is seen to be balanced. Throughout the proceedings customers may change their orders, and the Silver Fixing cannot be concluded while order changes are outstanding.

Historical Basket Return Example

We have assumed for the following historical basket return example that the final basket underlier levels determined on the determination date will be the same as it is on the stated maturity date. We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below. Some of these factors are explained in more detail in this prospectus supplement.

The following chart is based on the basket return for the period from September 2, 2005 through September 2, 2010 of a basket which is equally weighted on September 2, 2005 and does not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final basket underlier level of each of the basket underliers will be on the determination date.

The basket return can appreciate or depreciate due to changes of any of the basket underliers.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical basket returns in the example shown below. The historical information about the basket during recent periods is set forth below.

The chart below assumes that there is no change in or affecting the basket underliers or the method by which the calculation agent calculates the basket returns and that no market disruption events occur with respect to the basket underlier on the determination date.

Historical Prices of Basket Underliers

The respective prices of basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the prices of basket underliers during any period shown below is not an indication that such prices of basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of baskets underliers as an indication of future performance. We cannot give you any assurance that the future performance of the basket underliers will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. Neither we nor any of our affiliates make any representation to you as to changes in the price of basket underliers. Actual changes in the price of basket underliers over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical prices shown below.

The tables below show the high, low and final prices of gold and silver for each of the four quarters of 2007, 2008 and 2009 and the first three calendar quarters of 2010 (through September 2, 2010). We obtained the prices listed in the table below from Bloomberg Financial Services, without independent verification. The historical prices of basket underliers set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final basket level will be equal to or greater than the initial basket level or that the payment amount at maturity will be greater than the face amount of your notes.

Historical Basket Underlier Levels

High, Low and Final Prices of Gold

	High	Low	Final
2007
Quarter ended March 31	685.75	608.40	661.75
Quarter ended June 30	691.40	642.10	650.50
Quarter ended September 30	743.00	648.75	743.00
Quarter ended December 31	841.10	725.50	833.75

2008
Quarter ended March 31	1011.25	846.75	933.50
Quarter ended June 30	946.00	853.00	930.25
Quarter ended September 30	986.00	740.75	884.50
Quarter ended December 31	903.50	712.50	869.75

2009
Quarter ended March 31	989.00	810.00	916.50
Quarter ended June 30	981.75	870.25	934.50
Quarter ended September 30	1018.50	908.50	995.75
Quarter ended December 31	1212.50	1003.50	1087.50

2010
Quarter ended March 31	1153.00	1058.00	1115.50
Quarter ended June 30	1261.00	1123.50	1244.00
Quarter ending September 30 (through September 2, 2010)	1248.50	1157.00	1248.50

Historical Basket Underlier Levels

High, Low and Final Prices of Silver

	High	Low	Final
2007
Quarter ended March 31	14.58	12.21	13.35
Quarter ended June 30	14.09	12.26	12.54
Quarter ended September 30	13.65	11.67	13.65
Quarter ended December 31	15.82	13.21	14.76

2008
Quarter ended March 31	20.92	14.93	17.99
Quarter ended June 30	18.56	16.19	17.65
Quarter ended September 30	19.3	10.66	12.96
Quarter ended December 31	12.28	8.88	10.79

2009
Quarter ended March 31	14.39	10.51	13.11
Quarter ended June 30	15.97	11.98	13.94
Quarter ended September 30	17.38	12.47	16.45
Quarter ended December 31	19.18	16.21	16.99

2010
Quarter ended March 31	18.84	15.14	17.5
Quarter ended June 30	19.64	17.36	18.74
Quarter ending September 30 (through September 2, 2010)	19.47	17.55	19.45

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid derivative contract with respect to the basket underliers.

If your notes are characterized as described above, Upon the sale or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Any such gain or loss should be treated as capital gain or loss. Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

In addition, the Internal Revenue Service could assert that you should be treated as if you were holding directly the basket underliers. Gains recognized by individuals from the sale of “collectibles,” including gold or silver bullions ], held for more than one year are currently taxed at a maximum rate of 28%, rather than the 15% rate applicable to most other long-term capital gains. Under this treatment, you would be subject to a maximum rate of 28% on the gains you recognize upon the sale, maturity or other disposition of your notes, if you hold your notes for more than one year, or upon the maturity of the notes.

It is possible that the Internal Revenue Service could assert that, while your notes should generally be characterized as described above, the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its net gains from the disposition of notes, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective

United States alien holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” and “— United States Alien

Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $27,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on September 10,

2010, which is the fifth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-16
Use of Proceeds and Hedging	S-21
Basket Underliers	S-22
Supplemental Discussion of Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-31
Supplemental Plan of Distribution	S-32
Conflicts of Interest	S-32

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$2,500,000

The Goldman Sachs Group, Inc.

Buffered Commodity-Linked Notes

due 2015

(Linked to a Basket of Gold and Silver)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.